[Ancestry.com letterhead]

October 3, 2014

Via EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ancestry.com LLC
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 28, 2014
File No. 333-189129-16

Dear Mr. Wilson:

Set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter dated September 29, 2014 (the “Comment Letter”) with respect to the above referenced Form 10-K (the “Form 10-K”) of Ancestry.com LLC (the “Company” or “Ancestry”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Form 10-K.

For the convenience of the Staff, we have reprinted the Staff comments in italics below. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill Impairment, page 40

1.	We note Goodwill represents 50% of your total assets at December 31, 2013. Please describe the methodology used in your goodwill impairment testing. Your response should include a description of the methods and key assumptions used and how the key assumptions were determined. Also, explain how you determined the fair value of the reporting unit for purposes of evaluating any impairment.

Response:

In accordance with ASC 350-20-35, we performed a qualitative assessment and determined that it was more likely than not that the fair value of our reporting unit exceeded the carrying value.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 3, 2014

As a part of our qualitative assessment, we considered the factors set forth in ASC 350-20-35-3C, as well as other factors, as appropriate. Some of the specific factors considered in our qualitative assessment included the following:

•	At the time of our impairment testing less than 12 months had passed since Ancestry was acquired by Permira funds and co-investors in a go-private transaction in December 2012. At the time of the go-private transaction, a third party valuation firm completed a valuation and purchase price allocation analysis, which we used to record the value attributable to goodwill and intangible assets.

•	Overall financial performance including total revenues, EBITDA and cash flows from operations has increased in comparison to the prior fiscal year and since the acquisition by Permira funds and co-investors.

•	Operational performance such as growth in the number of our subscribers in comparison to the prior year, the number of content records added to our site, launch and growth of emerging products, and key business agreements executed, among others factors.

•	Macroeconomic conditions such as the continued strength of the public equity markets and stability of interest rates.

•	Our ability to access the capital markets including multiple repricings of our credit facility completed during the year to achieve more favorable interest rates and terms.

•	Industry and market conditions including our position in the family history market and brand recognition.

Based on this qualitative analysis, we did not identify any factors that would indicate that it was more likely than not that the fair value of our reporting unit was less than the carrying value.

Notes to Consolidated Financial Statements

Note 18. Guarantor Condensed Consolodating Financial Statements, page F-25

2.	Please describe any guarantee release provisions and related circumstances permitting release and what consideration you gave to disclosing the same. Refer to Rule 3-10 of Regulation S-X.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 3, 2014

Response:

The guarantees by certain of the Company’s subsidiaries (the “Subsidiary Guarantors”) of Ancestry.com Inc.’s (the “Issuer”) 11% Senior Notes due 2020 (the “Notes”) are full and unconditional guarantees. The Indenture governing the Notes provides for customary guarantee release provisions, specifically, that the guarantee of a Subsidiary Guarantor by its terms shall be automatically and unconditionally released and discharged upon:

(1)    (a) any sale, exchange or transfer (by merger or otherwise) of (i) the equity capital of such Subsidiary Guarantor, after which the applicable Subsidiary Guarantor is no longer a restricted subsidiary of the Company, or (ii) all or substantially all the assets of such Subsidiary Guarantor; provided that such sale, exchange or transfer of equity capital or assets is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Subsidiary Guarantor of the indebtedness (other than a release or discharge by, or as a result of, payment under such other guarantee) or the repayment of the indebtedness, in each case, which resulted in the obligations to guarantee the Notes;

(c) the proper designation of any restricted subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary as defined in the Indenture; or

(d) the Issuer exercising legal defeasance under the Indenture or the the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) the Company delivering to the trustee under the Indenture an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

The Company is the indirect parent company of the Issuer and also guarantees the Notes. The Indenture does not provide for the automatic release of the Company’s guarantee of the Notes, and the Company is subject to the restrictive covenants under the Indenture, including the restrictions on a merger or sale of all or substantially all of the assets of the Company.

The Company respectfully submits that all relevant information relating to guarantee release provisions had been provided in the Company’s Form S-4 filed with the Commission on June 6, 2013 (File No. 333-189129-16, pages 119, et. seq.), and that our indenture is also publicly available. As a result, for 2013, we believe that the requested information was (and is) generally available to any interested investor. We respectfully submit that we will provide disclosure regarding the guarantee release provisions substantially in the form set forth above next year in our Form 10-K for the Fiscal Year ended December 31, 2014.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 3, 2014

*    *    *

Further to the above responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (801) 705-7000, or the Company’s counsel, Brian Mangino at Fried, Frank, Harris, Shriver & Jacobson LLP, at (202) 639-7258.

Sincerely,

/s/ Howard Hochhauser

Howard Hochhauser

Chief Financial Officer and Chief Operating Officer

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 3, 2014

cc:	William Stern
General Counsel and Corporate Secretary
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604

Brian Mangino

Fried, Frank, Harris, Shriver & Jacobson, LLP

801 17th Street, N.W.

Washington, D.C. 20006